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                              June 17, 2024

       Qian Wang
       Chief Executive Officer
       YSMD, LLC
       745 5th Ave, Suite 500
       New York, NY 10151

                                                        Re: YSMD, LLC
                                                            Post Qualification
Amendment to Form 1-A
                                                            Filed June 6, 2024
                                                            File No. 024-12008

       Dear Qian Wang:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2024 letter.

       Offering Statement on Form 1-A Post Qualification Amendment No. 10

       Auto Invest, page 29

   1. We note your revised disclosure that investors who desire to purchase additional YSMD
                                                        Series Interests in
this offering at regular intervals may be able to do so by electing to participate in the
automatic investment program in the subscription agreement. Please revise to clarify how
your activities will be done in compliance with Regulation A, for example, please ensure
that your analysis and disclosure reflects: (i) that you will obtain the affirmative consent
from each holder prior to any and each subsequent investment in your securities made
with such holder   s auto invest amounts; (ii) confirm that you will
                                                        provide investors with
a hyperlink to the current offering circular in connection with and at the time of any such
additional monthly investment (refer to Rule 251(d)(1)(iii)); (iii)
                                                        how you will comply
with the investment limitations and qualifications for purchaser status set forth in
Rule 251(d)(2)(i)(C) with respect to monthly investments made with auto invest amounts;
and (iv) how you will ensure you are eligible to offer and sell securities pursuant to
Regulation A at the time of such sales.
 Qian Wang
FirstName  LastNameQian Wang
YSMD, LLC
Comapany
June       NameYSMD, LLC
     17, 2024
June 17,
Page 2 2024 Page 2
FirstName LastName
Bonus Interests, page 29

2. We note your revisions to the bonus interest program in response to comment 2 and that
         the company   s Managing Member will pay the difference directly to
the Series subscribed
         for by the investor. Please tell us which agreement sets out the managing member's obligations to make these payments and clarify what will occur to the bonus interests in the event that the managing member does not or cannot make these payments for any reason. Please file the agreement governing the bonus interest program as an exhibit. We may have further comment.
3. We note your response to comment 3 that no bonus shares were granted for any series; however, it appears bonus shares were offered at various times and on various terms for both the Buttonwood 19-3 and 2340 Hilgard series, including in November
         2023, December 2023 and January 2024. With a view to disclosure, please clarify when you offered bonus shares with respect to each series, the terms under which such bonus shares were offered, the amounts subscribed for each series to date and clarify why no bonus shares were granted given the various offers and subscriptions. Plan of Operations, page 46

4. We note your revisions in response to prior comment 1; however, it remains unclear how much money you have raised from each of your offerings to date. We note disclosure in your 1-K filed on April 29, 2024 referencing fully subscribed equity subscriptions and subscriptions receivable. Please explain these terms clearly and provide the total subscriptions for each offering as of the most recent practicable date. Based on the amounts received to date explain how you expect to complete the acquisitions of each series property in the time indicated. For example, it appears from your 1-K that as of
         December 31, 2023 you have received $157,100 of fully subscribed equity subscriptions for the Hilgard series, yet the purchase price is approximately $1,820,000. Given the amounts raised to date in that offering it is unclear how you expect to complete the acquisition of the property during the second quarter of 2025. Explain clearly what will occur in the event you do not raise sufficient funds by the time that the offering terminates.
Index to Financial Statements, page F-1

5.       We note that the company has removed the 2022 Pro Forma Income
Statement and
         Balance Sheet from its filing. However, the index to the financial statements still includes reference to 2022. Please update the index.
Unaudited Pro Forma Combined Financial Statements, page F-76

6. We note your disclosure for each series on pages 32-36 that in the event you receive gross proceeds less than the net purchase price of the Property, the Managing Member will
         provide each series with a loan (the    Acquisition Loan   ) in an
amount necessary to
 Qian Wang
YSMD, LLC
June 17, 2024
Page 3
       complete the acquisition of the Property. Given the offering is a best efforts no minimum offering, please revise your pro forma balance sheet and income statement to reflect the purchase of the properties using the Acquisition Loans.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameQian Wang
                                                             Division of
Corporation Finance
Comapany NameYSMD, LLC
                                                             Office of Real
Estate & Construction
June 17, 2024 Page 3
cc:       Jill Wallach, Esq.
FirstName LastName